March 27, 2012

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Evan S. Jacobson, Attorney-Advisor Kathleen Collins, Accounting Branch Chief Melissa Kindelan, Staff Accountant
Re:	Facebook, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed March 7, 2012 File No. 333-179287

Ladies and Gentlemen:

We are submitting this letter on behalf of Facebook, Inc. (the “Company” or “Facebook”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated March 22, 2012 relating to Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-179287) filed with the Commission on March 7, 2012 (the “Registration Statement”). Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery eight (8) copies of Amendment No. 3 in paper format, which have been marked to show changes from Amendment No. 2. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Prospectus Summary

The Offering, page 7

Securities and Exchange Commission

March 27, 2012

1.

Please tell us what contractual agreements you are referencing in your response to prior comment 9, and the parties to the agreements. In addition, please clarify in the first bullet point on page 9 that the conversion is pursuant to contractual agreements.

In response to the Staff’s comment, the Company advises the Staff that it has entered into letter agreements with affiliates of Accel Partners (Accel IX L.P., Accel IX Strategic Partners L.P., Accel Investors 2005 L.L.C. and the James W. Breyer 2005 Trust dated March 25, 2005) and Rivendell One LLC providing for the conversion of an aggregate of 223,822,794 shares of the Company’s Class B common stock into an equivalent number of shares of Class A common stock in connection with the Company’s initial public offering regardless of whether such shares of Class A common stock are sold by such stockholders in the Company’s initial public offering. The Company has revised the disclosure in the first bullet point on page 9 of Amendment No. 3 to indicate that such conversion is pursuant to contractual agreements.

Risk Factors

“We currently generate significant revenue as a result of our relationship…,” page 19

2.

Your response to prior comment 13 states that for the fourth quarter of 2011, ads shown to users using Zynga apps on Facebook contributed less than 5% of your total revenues. Please tell us whether this is in addition to the percentage of your revenue derived from payments processing fees related to Zynga’s sale of virtual goods and from direct advertising purchased by Zynga. In addition, please tell us the annual percentage of revenue contributed by ads shown to users using Zynga apps on Facebook.

The Company advises the Staff that the contribution (of less than 5% in the fourth quarter of 2011) to revenue from ads shown to users using Zynga apps on Facebook is in addition to revenue derived from payments processing fees related to Zynga’s sale of virtual goods and direct advertising purchased by Zynga. The Company estimates that revenue from ads shown to users using Zynga apps on Facebook was approximately 7% of revenue for 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our User Metrics, page 47

3.

We note your response to prior comment 36. Please consider providing average revenue per MAUs over the periods presented for each geographic region presented. In addition, discuss any related material trends in the average amount of revenue that you have been able to generate per user.

The Company advises the Staff that management does not rely on calculations of average revenue per MAU, whether by geography or in the aggregate, to monitor revenue or evaluate

Securities and Exchange Commission

March 27, 2012

business performance. Instead, management focuses on overall growth in users and user engagement and overall revenue in evaluating the business. The Company believes the metrics provided in the Registration Statement including MAUs, DAUs, revenue, revenue by geography, MAUs and DAUs by geography, and Mobile MAUs, as well the trends associated with these metrics that are discussed in the Registration Statement, offer a detailed picture of the Company’s business, are consistent with the metrics used by management to make decisions and evaluate business performance, and are consistent with the level of disclosure provided by peer companies in the industry. The Company also notes that, although average revenue per user could be calculated from the data currently disclosed in the Registration Statement, it believes providing such calculations would not be consistent with the level of importance the Company places on average revenue per user in managing its business.

Monthly Active Users (MAUs), page 47

4.

In your response to prior comment 35, you discuss issues associated with the presence of proxy servers, such as the location of Blackberry’s proxy servers in Canada. Given that mobile users are included in your MAUs and DAUs, please explain to us how you determined that your presentation of MAUs and DAUs by geography does not overstate, for example, Canadian users. Your response also states that multiple counting by geography is not reflected in any of the metrics presented in the registration statement. Please explain to us how you determined that your metrics are not overstated, and disclose how a user who engages in multiple measurable actions in different geographies during the monthly or daily period is counted towards your metrics.

The Company’s methodology for estimating the location of a MAU or DAU incorporates a variety of signals about the user’s location including the user’s friends’ locations, the IP addresses of recent user activity (weighted more heavily for more recent activity), and, if available, the hometown and current city that the user has shared with Facebook. These signals are used to assign each MAU or DAU to a single location for each period presented; as a result, each user is only counted once in the overall MAU and DAU numbers and each user is assigned to only one geographic region in the metrics disclosed in the Registration Statement. Because the Company uses a variety of factors to estimate geography for each user and since the number of mobile-only users is relatively small, the Company believes its methodology in aggregate provides a reasonably accurate measure of user location.

The Company’s methodology for estimating the location of a mobile MAU or DAU is based on IP address and is therefore susceptible to issues such as proxy servers based in different geographies other than a user’s actual location. The potential impact of the overall MAU and DAU metrics has been noted on page 35 of Amendment No. 3 and, in light of the Staff’s comment, that disclosure has been expanded. Additionally, the Company’s methodology for counting mobile users by geography is different than for overall users in that if a mobile user can be assigned to multiple geographies in a period, the Company will count the mobile user in each of the geographies in the geographic subtotals which are not included in the Registration Statement

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March 27, 2012

but which were included in the Company’s response letter dated March 7, 2012. However, the user will still only count one time in the overall mobile user data (this is why the mobile user counts for each geography that was provided in response 35 to the response letter dated March 7, 2012 sum to a higher total than the overall mobile user count that was included in the Registration Statement) and the user will only count one time in the overall user data as well.

Mobile MAUs, page 49

5.

We note your response to prior comment 27. Although you do not believe the historic mobile-only MAUs statistics included in your response are reliable enough to include in your prospectus, you suggest in your response that your data for the period between June 30, 2011 and December 31, 2011 is reliable enough to identify a known trend in 2011. Please include related trend disclosure in your amended filing.

In response to prior comment 27, the Company addressed the drop in estimated mobile-only MAUs from December 31, 2010 to March 31, 2011 as a particular example of a known data inaccuracy in this metric. The Company advises the Staff that it did not intend to suggest in its response to prior comment 27 that the data for the period between June 30, 2011 and December 31, 2011 is reliable enough to constitute or discuss a known trend in 2011. While the Company is confident in its classification of user activity as personal computer- or mobile-based for the data presented for December 31, 2011, the Company believes that data before that period is materially affected by then-existing data instrumentation issues resulting in misclassifications in user activity as personal computer- or mobile-based. The Company does believe, given the global trend of increasing mobile usage and mobile usage trends since December 31, 2011, that it is highly likely that mobile-only users increased in the period leading up to December 31, 2011 and has revised the disclosure on page 49 of Amendment No. 3 to reflect this belief on a qualitative basis.

6.

You state in your response to prior comment 35 that you have not included data with respect to Mobile MAUs by geography because you are not sufficiently confident in the accuracy of this metric. Please add relevant disclosure if you are aware of any material trends in Mobile MAUs by geography. For example, are your Mobile MAUs increasing as a percentage of your MAUs in particular regions where use of personal computers is less prevalent?

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 3 to disclose the countries where it experienced the most significant growth in mobile MAUs. The Company advises the Staff that it does not believe it can identify any additional material trends from the information, and notes that it has observed growth in mobile MAUs from countries in which use of personal computers is prevalent, such as in the United States, as well as countries where personal computer use is less prevalent, such as Mexico.

Factors Affecting Our Performance

Share-based Compensation Expense, page 52

Securities and Exchange Commission

March 27, 2012

7.

You indicate that you will recognize approximately $239 million of additional compensation expense related to Pre-2011 RSUs over the remaining service periods through 2018. Considering the service condition for a majority of these awards is satisfied over four years, please explain further why you anticipate recognizing the expense for such awards over the next seven years through 2018. Also, considering your Pre-2011 and Post-2011 RSUs are earned over service periods ranging from four to five years, please clarify why the two-year weighted-average amortization period for the $2,463 million of unrecognized share-based compensation expense is appropriate.

The Company advises the Staff that its Pre-2011 RSUs include two grants awarded to senior employees that have service conditions continuing through 2018. For each of these two grants the Company anticipates recognizing expense through 2018, which is when the underlying service period for each award expires. One of these awards was granted to a named executive officer and is described in footnote 21 on page 121 of Amendment No. 3.

The Company also advises the Staff that the weighted-average amortization period for the $2,463 million of total unrecognized amortization expense was determined mathematically by taking the sum of the proportional amount of the total expected expense for each year times the number of years from December 31, 2011 that the expense was to be incurred. Applying this approach and based on the information contained in the table on page 67 of Amendment No. 3, the weighted-average amortization period is 1.86 years, which is illustrated in the table below. The Company then rounded this period to two years for purposes of the disclosure that is included in the Registration Statement. The accelerated attribution method applied for Pre-2011 RSUs significantly shortens the weighted-average amortization period.

	2012	2013	2014	2015	Beyond 2015
	(in millions)
As disclosed on page 67 of Amendment No. 3:
Pre-2011 RSUs	$143	$63	$23	$6	$4
Post-2011 RSUs	288	291	298	241	71
Restricted Shares	14	11	10	3	—
Stock Options	7	7	5	4	6

Subtotal	$452	$372	$336	$254	$81
Add: Pro Forma Share-based Compensation Expense (1)	$968	$—	$—	$—	$—

Total Expected Expenses by Year	$1,420	$372	$336	$254	$81	$2,463
Weighted average calculation by the Company:
Number of Years	1.00	2.00	3.00	4.00	5.00
Weighting based on expenses by year	58%	15%	14%	10%	3%

Weighted-Average Amortization Period Calculation	0.58	0.30	0.41	0.41	0.16	1.86

(1)

For purposes of the weighted-average amortization period, the Company has assumed that the $968 million of expense related to Pre-2011 RSUs for which the service condition had been achieved as of December 31, 2011 will be recognized in 2012.

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March 27, 2012

The Company believes this weighted-average amortization period disclosure is useful for investors to help illustrate the impact of the timing of the expense.

Results of Operations

Years Ended December 31, 2009, 2010, and 2011

Revenue

2011 Compared to 2010, page 55

8.

We note your response to prior comment 41. In this section of your amended filing, please disclose that you estimate that approximately 15 million users purchased virtual goods on the Facebook Platform in 2011, and consider disclosing this information for all periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of Amendment No. 3. The Company notes that because Payments were introduced in 2010, it did not provide disclosure for 2009.

Critical Accounting Policies and Estimates

Valuation of Our Common Stock, page 69

9.

We note your response to prior comment 47 and your revised disclosures regarding changes in the assumptions and the weighting of valuation methodologies used in determining the fair value of your common stock. However, we continue to believe that you should also discuss any intervening events that explain the changes in the valuations period over period. In this regard, we note that the valuation increased from $25.54 as of March 31, 2011 to $30.07 as of September 30, 2011 and then decreased to $29.73 as of December 31, 2011. Please disclose the impact of both internal and external events (e.g., changes in market conditions, revenues, cash flow, new product offerings, etc.) that positively or negatively impacted the estimated fair value of your common stock.

The Company believes that external events had the most significant impact on the changes in the valuations period over period which include events such as media speculation about the timing of the Company’s initial public offering and investor speculation about the

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March 27, 2012

Company’s financial performance, as well as adverse economic developments particularly in the third and fourth quarters of 2011 which affected the overall market. The Company’s actual revenues, cash flows and user metrics for 2011 were largely in line with management’s expectations and the Company does not believe that any other particular event, such as new product offerings, caused the valuation to change materially.

The Company notes that since changes in the price of private stock sale transactions were the primary driver of changes in its valuation, and since the Company does not know what factors influenced the pricing decisions among the buyers and sellers in these transactions, the Company cannot be sure how specific events may have influenced the valuation outcomes.

The Company has revised the disclosure on page 71 of Amendment No. 3 to reflect the external events that it believes may have influenced the changes in the valuations from $25.54 as of March 31, 2011 to $30.07 as of June 30, 2011. The Company notes that the valuation did not change from June 30, 2011 to September 30, 2011 and the change from September 30, 2011 to December 31, 2011 was approximately one percent.

10.

We note from your response to prior comment 49 that you typically calculate the MTM using the weighted average price of transactions that originated during the last month of the valuation period. Tell us whether there is any relationship between price and volume for the transactions used in your analysis. For instance, when the volume is greater, do prices tend to be lower? In this regard, explain further how you ensured that blockage discounts were not factored into your volume weighted average price per share.

The Company is not aware of any blockage discounts with respect to private stock sale transactions. The Company typically is informed only of the identity of the parties, the number of shares to be sold, and the parties’ final agreement as to price. The Company’s role in these transactions is typically limited solely to an administrative role as the transfer agent that processes the stock transactions, such that the Company does not have insight into various considerations that may be taken into account in pricing or structuring these transactions. In the case of the tender offer transaction, which affected the valuation in the first quarter of 2011, the Company believes there was no blockage discount based on the Company’s involvement in negotiations with multiple parties, and the fact that the Company received multiple indications at different volumes and prices and the Company selected the highest bid.

In further response to the Staff’s question, the Company performed the analyses described in more detail below and observed that in the periods from the second quarter of 2011 through the fourth quarter of 2011 there is no discernible relationship between price and transaction volume. In these periods, the average prices for large transactions are neither materially lower nor higher than the average prices for smaller transactions. The first quarter of 2011 is described separately below due to the significant tender offer transaction that took place during that quarter.

The table below compares the volume-weighted average price of transactions greater than 100,000 shares and transactions less than 100,000 shares for the months used to calculate the MTM for the Company valuations in the second quarter of 2011 through the fourth quarter of 2011. The Company also notes that the same analysis using cut-offs of 50,000 or 25,000 shares (rather than 100,000 shares) produced almost identical results.

		Volume Weighted Avg. Price of Transactions
Valuation	Month	Greater than or equal to 100K Shares	Less Than 100K Shares	% Difference
Second Quarter - June 30, 2011	June	$31.87	$32.59	2%
Third Quarter - September 30, 2011	September	$34.10	$32.97	-3%
Fourth Quarter - December 31, 2011	December	$29.50	$31.14	6%

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March 27, 2012

The Company performed an additional analysis comparing the volume-weighted average price of all transactions in the period versus the “simple” average price of all transactions in the period (not weighted by volume). Overall, the volume-weighted average price was not materially different than the simple average, indicating that larger transactions were generally completed at similar prices as smaller transactions.

		Price per Share
Valuation	Month	Volume-Weighted Average	Simple Average (Not Volume-Wtd.)	% Difference
Second Quarter - June 30, 2011	June	$31.93	$32.37	1%
Third Quarter - September 30, 2011	September	$33.74	$33.00	-2%
Fourth Quarter - December 31, 2011	December	$29.92	$31.10	4%

For the March transactions used in calculating the first quarter of 2011 MTM, the outcome of the analysis varies depending upon how the Company accounts for the significant tender offer transaction that occurred in March 2011 in which 150 employees sold over 21,000,000 shares to a large number of investment entities managed by two different institutional investment advisors. The results of the analyses are different if the tender offer is considered as one transaction or as a series of 150 individual transactions. Counting the tender offer as multiple transactions is consistent with the Company’s treatment of transactions in other periods in the analyses presented here. In these analyses, when multiple sellers worked together to sell shares to an individual buyer at the same price, these transactions were counted separately. For example, SharesPost, an online trading platform for private company shares, typically runs an auction that sets one sale price for all sellers in the auction, and the sellers then sell their shares to a single investment vehicle established by SharesPost (as set forth in greater detail below). Notwithstanding the fact that these transactions are coordinated and are consummated at the same price and with the same buyer (much like the March 2011 tender offer), the Company counts these as individual transactions. The Company notes that from time to time other individual buyers appear to have coordinated purchases with multiple sellers at the same time and at the same price, so this phenomenon is not limited solely to transactions involving SharesPost.

Volume-weighted averages by different transaction size		Volume-Weighted Avg. Price of Transactions
Valuation	Month	Greater than or equal to 100K Shares	Less Than 100K Shares	% Difference
First Quarter - March 31, 2011	March (tender offer = 150 transactions)	$25.57	$26.71	4%
	March (tender offer = 1 transaction)	$25.49	$30.86	21%
Volume - weighted compared to Simple average		Price per Share
Valuation	Month	Volume-Weighted Average	Simple Average (Not Volume-Wtd.)	% Difference
First Quarter - March 31, 2011	March (tender offer = 150 transactions)	$25.77	$27.13	5%
	March (tender offer = 1 transaction)	$25.77	$31.55	22%

Securities and Exchange Commission

March 27, 2012

For the first quarter of 2011 valuation, the Company’s judgment is that the tender offer transaction deserves greater weighting (as provided by the volume-weighted average methodology) in determining fair value based on the fact that the Company approached multiple sophisticated investors, and provided access to management and to the Company’s financial information. The Company received multiple bids, and selected the investors who were willing to pay the highest price to complete the tender offer transaction.

In general, based on the judgment of the Company’s management, the Company believes that its current use of the volume-weighted average price per share is the most appropriate methodology for the following reasons:

1.

The Company believes that it is appropriate that larger volume transactions should receive greater weighting due to the fact that larger transactions are typically undertaken by more sophisticated purchasers (often institutional investors) that have been provided access to the Company’s financial statements and, in some cases, have had the opportunity to meet with the Company’s management and perform due diligence in connection with the investment. Smaller transactions, on the other hand, more often involve purchasers that do not have any access to the Company’s financial statements or management team. Occasionally, the Company has observed smaller transactions at very low volume (1,000 or 2,000 shares in each transaction) at extremely high prices relative to other transactions in the period (e.g. $50-$55 per share in the first quarter of 2011). The Company includes all these transactions in its MTM calculations, but it is the Company’s judgment that using volume-weighted average price ensures that these transactions are not excessively weighted in its determination of fair value. In addition, the relatively high fixed transaction costs for private stock sale transactions may result in higher prices for smaller transactions. The Company charges the seller a $2,500 processing fee for each transaction (regardless of size) in order to recoup out-of-pocket attorney fees for processing stock sale transactions, and sellers are also required to retain legal counsel to render a legal opinion as to securities law compliance for each transaction (estimated cost of $5,000-$10,000 at a minimum). Accordingly, if a stockholder sells 5,000 shares at $30 per share ($150,000) then 5-10% of the price may be driven by the fixed transaction costs associated with the transaction.

2.

The Company also believes that the use of a volume-weighted average price per share for a given period is more objective. The calculation of the simple average price per share for a given period, on the other hand, requires a subjective evaluation of such matters as the number of discrete transactions that should be counted and also the fact that different types of transaction structures may have a significant impact on these calculations. In addition to the challenge of deciding how to treat the tender offer as described above, the Company also notes that each of SharesPost and SecondMarket, another online trading platform for private company shares, structure their transactions differently. SecondMarket connects sellers and buyers and allows them to transact directly, whereas SharesPost

Securities and Exchange Commission

March 27, 2012

aggregates buyers into an investment vehicle established by SharesPost in order to purchase shares from sellers. The result is that if Seller X sells 100,000 shares via SecondMarket, then Seller X may end up transacting with five different buyers in five different transactions (this is quite common). On the other hand, if Seller X sells 100,000 shares via SharesPost, then Seller X will most likely transact solely with a SharesPost investment entity in one transaction (and the actual number of “buyers” will not be known to the Seller or Facebook because they are aggregated in the SharesPost investment entity). In this example, the SecondMarket transactions would receive 5x the weighting of the SharesPost transaction for purposes of a simple average price calculation, even though substantively they are identical transactions.

Based on the foregoing, the Company advises the Staff that it believes that volume-weighted average price per share is the most appropriate methodology for estimating fair value using the market transaction methodology.

11.

We note from your response to prior comment 52 that on January 12 and January 27, 2012, you granted 944,050 and 1,003,158 RSUs, respectively. Please provide us with information related to these awards such as the grant date fair values, how you determined such values and the factors contributing to the change in such values from your prior issuances. To the extent that any additional grants were made subsequent to the January 2012 grants, please provide similar supplemental information for such grants.

The Company advises the Staff that no additional grants were made subsequent to the January 2012 grants. The Company confirms that it will continue to provide the Staff with updated information regarding equity awards through the effective date of the Registration Statement and will revise its disclosure accordingly. Additionally, the Company advises the Staff that information related to the January 2012 grants will be reflected in a subsequent amendment to the Registration Statement that contains financial information for the quarter ended March 31, 2012.

Business

Relevance, page 82

12.

We note your response to prior comment 55. You commissioned Nielsen’s work and are using its name and work product to enhance the credibility of statistics used in your prospectus to support your assertions about your effectiveness as an advertising

Securities and Exchange Commission

March 27, 2012

medium. The prospectus states that the information was reviewed or passed upon by Nielsen, and the presentation suggests that such information is set forth in the prospectus upon the authority of or in reliance upon Nielsen as experts. Please file a consent from Nielsen as an exhibit to your registration statement; alternatively, delete your reference to Nielsen. See Rule 436(b) of Regulation C.

In response to the Staff’s comment, the Company has deleted the reference to Nielsen on page 82 of Amendment No. 3.

Our Market Opportunity

Online Advertising, page 84

13.

We note your response to prior comment 59. In order to provide context for this metric, please consider providing additional information that shows trends underlying this data, such as minutes per user, over the periods presented.

In response to the Staff’s comment, the Company has added disclosure on page 85 of Amendment No. 3.

14.

We note your response to prior comment 60. Please include disclosure similar to the content of your response. In addition, disclose that you commissioned the report. When discussing the “significant return on investment,” explain why you believe the resulting metric is significant.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of Amendment No. 3 to include disclosure consistent with the content of its response to prior comment 60. The Company advises the Staff that the study was commissioned by Diageo and funded by the Company. The study utilized Nielsen’s NetEffect product, a standard product offered broadly by Nielsen that measures offline sales and returns on investment (“ROI”) for advertising campaigns. Advertisers, such as Diageo, may from time to time engage Nielsen to conduct these types of studies to gain insight on the effectiveness of campaigns in affecting actual sales. In this case, the Company paid for the study not only to enable Diageo and the Company to better understand how the campaign affected offline sales and ROI for the Diageo campaign, but also because the study could assist the Company more broadly in understanding how to better serve its advertisers and market the Company’s products.

In addition, the Company advises the Staff that it has deleted the disclosure on page 85 of Amendment No. 3 with respect to the ROI achieved by Diageo.

Mobile Advertising, page 85

15.	We note your response to prior comment 61. In your amended filing, please clarify what you mean by “top app” and “as measured by unique audience.”

Securities and Exchange Commission

March 27, 2012

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of Amendment No. 3.

Our Products for Users, Developers, and Advertisers

Products for Developers, page 90

16.	We note your revised disclosure in response to prior comment 62. Please disclose that the addendum also governs the promotion, distribution, and operation of Zynga’s games on your platform.

In response to the Staff’s comment, the Company has revised the disclosure on page 90 of Amendment No. 3.

Products for Advertisers and Marketers, page 92

17.

We note your response to prior comment 85. Please expand your disclosure in this section to provide more detailed information about the two sales mechanisms through which customers can purchase advertising inventory.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of Amendment No. 3.

Executive Compensation

Compensation Discussion and Analysis

Compensation-Setting Process

Use of Comparative Market Data, page 110

18.

We note your response to prior comment 64. Please include disclosure providing additional context for how “significantly” total compensation for named executive officers exceeded the 90th percentile of the market.

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of Amendment No. 3.

Related Party Transactions

Conversion Agreement, page 130

19.	Consistent with your response to prior comment 71, please disclose the purposes of the conversion agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 130 of Amendment No. 3.

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March 27, 2012

Principal and Selling Stockholders, page 133

20.

We note your response to prior comment 75. Please revise footnote 19 to disclose who within The Goldman Sachs Group, Inc. and GS Investment Strategies, LLC has sole or shared voting and/or investment power with respect to the shares held by the Goldman Sachs Group, Inc., and the Goldman Sachs Limited Partnerships, respectively. In addition, please revise footnote 20 to disclose who within T. Rowe Price Associates, Inc. has sole or shared voting and/or investment power over the shares. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a).

In response to the Staff’s comment, the Company has revised the disclosure in footnotes 19 and 20 on page 136 of Amendment No. 3.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

21.

We note the line item “excess tax benefit from share-based award activity” in the net cash provided by operating activities, which is presented pursuant to ASC 230-10-45-17(c). Please revise your disclosures to clarify the nature of the line item “tax benefit from share-based award activity.”

In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of Amendment No. 3.

Notes to Consolidated Financial Statements

Unaudited Pro Forma Balance Sheet Information, page F-9

22.

Please revise to clarify that shares underlying the Pre-2011 RSUs that will be issued six months following the initial public offering, for which the service condition has been met as of the date of your initial public offering, have been excluded from your pro forma balance sheet disclosures and include the number of shares that will be issued on such date. Similar revisions should be made to your Capitalization table disclosures on page 37.

In response to the Staff’s comment, the Company has revised the disclosure on page 38 and page F-10 of Amendment No. 3.

Revenue Recognition

Advertising, page F-12

Securities and Exchange Commission

March 27, 2012

23.	We note your response to prior comment 85. Please expand your disclosure to include the typical term and billing arrangements of the advertising contracts.

In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of Amendment No. 3.

* * * * * * * *

Securities and Exchange Commission

March 27, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Gordon K. Davidson at (650) 335-7237.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:

David A. Ebersman, Chief Financial Officer

Theodore W. Ullyot, Vice President, General Counsel, and Secretary

David W. Kling, Vice President and Deputy General Counsel

Michael L. Johnson, Associate General Counsel

Facebook, Inc.

Gordon K. Davidson

James D. Evans

Fenwick & West LLP

William H. Hinman, Jr.

Daniel N. Webb

Simpson Thacher & Bartlett LLP